Exhibit 99.3

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Six Months Ended June 30, 2014 and 2013

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2014 (Unaudited)		December 31, 2013 (Audited)		June 30, 2013 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$28,141	6	$14,585	3	$58,988	13
Financial assets at fair value through profit or loss	—	—	—	—	1	—
Available-for-sale financial assets	—	—	24	—	2,667	—
Held-to-maturity financial assets	4,467	1	4,264	1	4,243	1
Hedging derivative assets	—	—	—	—	—	—
Trade notes and accounts receivable, net	23,610	5	22,901	5	23,655	5
Accounts receivable from related parties, net	70	—	69	—	51	—
Inventories	8,194	2	7,848	2	7,657	2
Prepayments	5,595	2	2,224	1	5,396	1
Other current monetary assets	5,182	1	4,636	1	8,974	2
Other current assets	5,267	1	3,962	1	3,735	1

Total current assets	80,526	18	60,513	14	115,367	25

NONCURRENT ASSETS
Available-for-sale financial assets	5,215	1	5,470	1	5,534	1
Held-to-maturity financial assets	5,715	1	7,502	2	10,207	2
Investments accounted for using equity method	2,328	—	2,359	—	2,130	1
Property, plant and equipment	298,533	66	302,714	69	296,564	65
Investment properties	8,010	2	8,018	2	7,781	2
Intangible assets	43,763	10	44,399	10	5,481	1
Deferred income tax assets	1,778	—	1,506	—	1,339	—
Prepayments	3,410	1	3,608	1	3,554	1
Other noncurrent assets	5,212	1	4,883	1	6,052	2

Total noncurrent assets	373,964	82	380,459	86	338,642	75

TOTAL	$454,490	100	$440,972	100	$454,009	100

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	June 30, 2014 (Unaudited)		December 31, 2013 (Audited)		June 30, 2013 (Unaudited)
	Amount	%	Amount	%	Amount	%
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$1,085	—	$254	—	$195	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	—
Hedging derivative liabilities	—	—	—	—	29	—
Trade notes and accounts payable	12,387	3	15,589	4	11,717	3
Payables to related parties	640	—	557	—	539	—
Current tax liabilities	6,368	1	6,171	2	6,016	1
Dividends payable	18,526	4	—	—	35,913	8
Other payables	38,862	9	26,792	6	27,875	6
Provisions	119	—	129	—	136	—
Advance receipts	9,060	2	9,464	2	11,044	3
Current portion of long-term loans	300	—	300	—	—	—
Other current liabilities	1,607	—	1,599	—	1,571	—

Total current liabilities	88,954	19	60,855	14	95,035	21

NONCURRENT LIABILITIES
Long-term loans	1,748	1	1,400	1	1,700	—
Deferred income taxes liabilities	111	—	101	—	104	—
Provisions	121	—	123	—	149	—
Customers’ deposits	4,775	1	4,835	1	4,811	1
Accrued pension liabilities	5,679	1	5,482	1	4,713	1
Deferred revenue	3,566	1	3,701	1	3,797	1
Other noncurrent liabilities	1,329	—	1,335	—	289	—

Total noncurrent liabilities	17,329	4	16,977	4	15,563	3

Total liabilities	106,283	23	77,832	18	110,598	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stock	77,574	17	77,574	17	77,574	17
Additional paid-in capital	146,717	32	163,294	37	163,292	36
Retained earnings
Legal reserve	76,893	17	74,819	17	74,819	16
Special reserve	2,820	1	2,676	1	2,676	1
Unappropriated earnings	40,200	9	40,075	9	20,852	5

Total retained earnings	119,913	27	117,570	27	98,347	22

Other adjustments	(412)	—	(144)	—	(103)	—

Total equity attributable to stockholders of the parent	343,792	76	358,294	81	339,110	75

NONCONTROLLING INTERESTS	4,415	1	4,846	1	4,301	1

Total equity	348,207	77	363,140	82	343,411	76

TOTAL	$454,490	100	$440,972	100	$454,009	100

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$55,784	100	$55,838	100	$110,834	100	$112,455	100
OPERATING COSTS	35,037	63	35,279	63	70,037	63	72,730	65

GROSS PROFIT	20,747	37	20,559	37	40,797	37	39,725	35

OPERATING EXPENSES
Marketing	6,428	11	5,963	11	12,596	11	11,952	11
General and administrative	1,084	2	1,011	2	2,167	2	2,060	2
Research and development	897	2	932	1	1,791	2	1,803	1

Total operating expenses	8,409	15	7,906	14	16,554	15	15,815	14

OTHER INCOME AND EXPENSES	(11)	—	(6)	—	(20)	—	(30)	—

INCOME FROM OPERATIONS	12,327	22	12,647	23	24,223	22	23,880	21

NON-OPERATING INCOME AND EXPENSES
Interest income	84	—	173	—	143	—	324	—
Other revenue	142	—	69	—	395	—	139	—
Other gains and losses	23	—	(42)	—	(10)	—	(31)	—
Financial costs	(10)	—	(6)	—	(19)	—	(14)	—
Share of the profit of associates and joint ventures accounted for using equity method	256	1	239	1	417	1	333	1

Total non-operating income and expenses	495	1	433	1	926	1	751	1

INCOME BEFORE INCOME TAX	12,822	23	13,080	24	25,149	23	24,631	22
INCOME TAX EXPENSE	1,039	2	(666)	(1)	3,942	4	2,164	2

NET INCOME	11,783	21	13,746	25	21,207	19	22,467	20

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates	—	—	—	—	—	—	(40)	—

Items that may be reclassified subsequently to profit or loss:
Unrealized gain (loss) on available-for-sale financial assets	26	—	(246)	(1)	(234)	—	(333)	—
Income tax relating to items that may be reclassified subsequently	1	—	—	—	2	—	—	—
Exchange differences arising from the translation of the foreign operations	(51)	—	16	—	(37)	—	90	—
Share of exchange differences arising from the translation of the foreign operations of associates	(32)	—	(8)	—	(24)	—	3	—
Cash flow hedges	—	—	—	—	—	—	—	—

	(56)	—	(238)	(1)	(293)	—	(240)	—

Total other comprehensive loss, net of income tax	(56)	—	(238)	(1)	(293)	—	(280)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	For the Three Months Ended June 30				For the Six Months Ended June 30
	2014		2013		2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
TOTAL COMPREHENSIVE INCOME	$11,727	21	$13,508	24	$20,914	19	$22,187	20

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,576	21	$13,411	24	$20,869	19	$21,758	19
Noncontrolling interests	207	—	335	1	338	—	709	1

	$11,783	21	$13,746	25	$21,207	19	$22,467	20

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,536	21	$13,162	23	$20,601	19	$21,454	19
Noncontrolling interests	191	—	346	1	313	—	733	1

	$11,727	21	$13,508	24	$20,914	19	$22,187	20

EARNINGS PER SHARE
Basic	$1.49		$1.73		$2.69		$2.80

Diluted	$1.49		$1.72		$2.69		$2.80

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

							Other Adjustments
			Retained Earnings				Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on Available-for-			Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropri- ated Earnings	Total Retained Earnings	of the Foreign Operations	sale Financial Assets	Cash Flow Hedges	Total Other Adjustments	Attributable to Stockholders of the Parent	Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2013	$77,574	$168,877	$70,829	$2,676	$39,037	$112,542	$(97)	$258	$—	$161	$359,154	$4,336	$363,490
Appropriation of 2012 earnings
Legal reserve	—	—	3,990	—	(3,990)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(35,913)	(35,913)	—	—	—	—	(35,913)	—	(35,913)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(811)	(811)
Cash distributed from additional paid-in capital	—	(5,589)	—	—	—	—	—	—	—	—	(5,589)	—	(5,589)
Net income for the six months ended June 30, 2013	—	—	—	—	21,758	21,758	—	—	—	—	21,758	709	22,467
Other comprehensive income (loss) for the six months ended June 30, 2013	—	—	—	—	(40)	(40)	68	(332)	—	(264)	(304)	24	(280)

Total comprehensive income (loss) for the six months ended June 30, 2013	—	—	—	—	21,718	21,718	68	(332)	—	(264)	21,454	733	22,187

Exercise of employee stock options of subsidiaries	—	4	—	—	—	—	—	—	—	—	4	26	30
Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	17	17
Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—	—

BALANCE, JUNE 30, 2013	$77,574	$163,292	$74,819	$2,676	$20,852	$98,347	$(29)	$(74)	$—	$(103)	$339,110	$4,301	$343,411

BALANCE, JANUARY 1, 2014	$77,574	$163,294	$74,819	$2,676	$40,075	$117,570	$6	$(150)	$—	$(144)	$358,294	$4,846	$363,140
Appropriation of 2013 earnings
Legal reserve	—	—	2,074	—	(2,074)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	144	(144)	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(18,526)	(18,526)	—	—	—	—	(18,526)	—	(18,526)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(797)	(797)
Cash distributed from additional paid-in capital	—	(16,577)	—	—	—	—	—	—	—	—	(16,577)	—	(16,577)
Net income for the six months ended June 30, 2014	—	—	—	—	20,869	20,869	—	—	—	—	20,869	338	21,207
Other comprehensive loss for the six months ended June 30, 2014	—	—	—	—	—	—	(44)	(224)	—	(268)	(268)	(25)	(293)

Total comprehensive income (loss) for the six months ended June 30, 2014	—	—	—	—	20,869	20,869	(44)	(224)	—	(268)	20,601	313	20,914

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	—	—	53	53

BALANCE, JUNE 30, 2014	$77,574	$146,717	$76,893	$2,820	$40,200	$119,913	$(38)	$(374)	$—	$(412)	$343,792	$4,415	$348,207

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$25,149	$24,631
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	16,106	15,361
Amortization	785	602
Provision for doubtful accounts	148	138
Interest expenses	19	14
Interest income	(143)	(324)
Dividend income	(77)	(34)
Compensation cost of employee share options	53	17
Share of the profit of associates and joint ventures accounted for using equity method	(417)	(333)
Impairment loss on available-for-sale financial assets	9	27
Impairment loss on intangible assets	—	18
Provision for inventory and obsolescence	248	138
Impairment loss on property, plant and equipment	—	2
Loss (gain) on disposal of financial instruments	(44)	7
Loss on disposal of property, plant and equipment	20	10
Loss on disposal of investments accounted for by using equity method	4	—
Valuation gain on financial instruments at fair value through profit or loss, net	—	(35)
Gain arising on adjustments for hedged available-for-sale financial assets	—	(64)
Valuation loss on hedging derivative liabilities, net	—	58
Valuation loss on hedging derivative assets, net	—	6
Loss (gain) on foreign exchange	107	(69)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	—	5
Trade notes and accounts receivable	(855)	674
Receivables from related parties	—	(8)
Inventories	(593)	(599)
Other current monetary assets	(274)	(527)
Prepayments	(3,172)	(3,410)
Other current assets	(1,306)	741
Increase (decrease) in:
Trade notes and accounts payable	(3,256)	(1,875)
Payables to related parties	83	(301)
Other payables	(4,188)	(3,622)
Provisions	(13)	19
Advance receipts	(403)	(88)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2014	2013
Other current liabilities	$6	$(33)
Deferred revenue	(135)	(42)
Accrued pension liabilities	195	130

Cash generated from operations	28,056	31,234
Interest paid	(19)	(22)
Income tax paid	(4,005)	(3,312)

Net cash provided by operating activities	24,032	27,900

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(47)	(1,798)
Proceeds from disposal of available-for-sale financial assets	84	1,342
Capital reduction of available-for-sale financial assets	44	18
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(411)	(17,730)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three month	435	33,820
Proceeds from disposal of held-to-maturity financial assets	1,570	1,571
Proceeds from disposal of hedging derivative assets	—	10
Derecognition of hedging derivative liabilities	—	(84)
Acquisition of investments accounted for using equity method	(133)	(60)
Capital reduction of associates	—	16
Acquisition of property, plant and equipment	(13,090)	(15,586)
Proceeds from disposal of property, plant and equipment	4	36
Acquisition of intangible assets	(149)	(321)
Increase in other noncurrent assets	(341)	(1,451)
Interest received	22	334
Cash dividends received	452	361

Net cash provided by (used in) investing activities	(11,560)	478

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	831	227
Repayment of short-term loans	—	(144)
Proceeds from long-term loans	348	—
Repayment of long-term loans	—	(358)
Customers’ deposits refunded	(59)	(95)
Decrease in other noncurrent liabilities	(5)	(84)
Proceeds from exercise of employee stock option granted by subsidiaries	—	30

Net cash provided by (used in) financing activities	1,115	(424)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Six Months Ended June 30
	2014	2013
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	$(31)	$96

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,556	28,050
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	14,585	30,938

CASH AND CASH EQUIVALENTS, END OF PERIOD	$28,141	$58,988

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2014 AND 2013

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of June 30, 2014, and 2013, the related consolidated statements of comprehensive income for the three months ended June 30, 2014 and 2013 and for the six months ended June 30, 2014 and 2013, as well as the consolidated statements of changes in equity and cash flows for the six months ended June 30, 2014 and 2013 in accordance with the International Financial Reporting Standards, International Accounting Standard and International Financial Reporting Interpretations Committee, as issued by the International Accounting Standard Board (collectively, “IFRSs”). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under IFRSs.